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                                                            EXHIBIT 99.(b)(7)(a)


                                Variable Annuity
                              Reinsurance Agreement
                                (No. 112-0104-VA)

                                     Between

                             COUNTRY INVESTORS LIFE
                                ASSURANCE COMPANY

                            of Bloomington, Illinois
                     (referred to as you, your or Reinsured)

                                       and

                                 EQUITRUST LIFE
                                INSURANCE COMPANY

                                       Of
                              West Des Moines, Iowa
                    (referred to as we, us, our or Reinsurer)

    (REFERRED TO JOINTLY AS THE CONTRACTING COMPANIES AND SEPARATELY AS EACH
                           COMPANY OR EITHER COMPANY)

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CONTENTS

ARTICLES
             I    Automatic Reinsurance                                        3
            II    Liability                                                    3
           III    Plan and Amount of Insurance                                 4
            IV    Payments to Reinsurer                                        4
             V    Payments by Reinsurer                                        4
            VI    Reporting                                                    5
           VII    Annuitization                                                5
          VIII    Deposits of the Reserve                                      6
            IX    Interest Credit on Modified Coinsurance Reserve
                  and Modified Coinsurance Reserve Adjustment                  6
             X    Account Payable Liability and Reserve Basis                  6
            XI    Segregated Assets                                            7
           XII    General Provisions                                           7
          XIII    Recapture                                                   10
           XIV    Arbitration                                                 10
            XV    Interest Credited on the Policies                           11
           XVI    Duration of Agreement                                       12
          XVII    Modification of Allowances and Product Design               13
         XVIII    Execution                                                   14

SCHEDULES
    Schedule A    Business Reinsured                                          15
    Schedule B    Basis of Reinsurance                                        16
    Schedule C    Settlement Report                                           17
    Schedule D    Commission and Expense Allowances                           18
    Schedule E    Financial Reporting                                         20
    Schedule F    Interest Credit on Modified Coinsurance Reserve             21
    Schedule G    Modified Coinsurance Reserve Adjustment and
                  Account Payable Liability                                   23
    Schedule H    Credited Interest Rate                                      24

                                        2
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ARTICLE I

AUTOMATIC REINSURANCE

1. Insurance. You will cede and we will accept as reinsurance the policies written by you as shown in Schedule A.

2. Coverages. The policies reinsured in Schedule A are the Individual Flexible Premium Deferred Variable Annuity Policies and associated riders issued on or after January 1, 2004. Reinsurance will be limited in percentage as provided in Schedule B.


ARTICLE II

LIABILITY

1. Liability. Our liability for any reinsurance under this Agreement begins upon the effective date of this Agreement as set forth in Article XVIII, Execution, and ends after all policies reinsured have been terminated or recaptured. Our liability to you under this Agreement will be coexisting with your liability under the policies reinsured.

2. Our liability will be settled and paid to you for each reporting period on the basis of the quarterly reports you prepare in the form of Schedule C. Payment of any amount due to be paid by either company will be determined on a net basis and shall be paid within ten (10) business days after receipt of the report.

3. This is a contract solely between the contracting parties. Our obligations under this contract are solely to you and your obligations are solely to us.

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ARTICLE III

PLAN AND AMOUNT OF INSURANCE

1. Plan. Reinsurance under this Agreement will be on the basis specified in Schedule B, in accordance with the policy forms you issue as listed in Schedule A.

2. Reduction and Terminations. If any of the policies reinsured under this Agreement are reduced or terminated by payment of a death benefit, withdrawal, annuitization or surrender, the reinsurance will be reduced proportionately.


ARTICLE IV

PAYMENTS TO REINSURER

1. The premium to be paid to us by you with respect to each policy reinsured, as specified in Schedule A, will be our quota share percentage, as specified in Schedule B, of the gross premium corresponding to the portion of the policy included under this reinsurance agreement.

2. You will pay to us our quota share percentage of the Administrative Services Fees which are paid to you through the Administrative Services Agreements with the underlying fund companies.

3. You will pay to us our quota share percentage of any gain due to as-of-processing.


ARTICLE V

PAYMENTS BY REINSURER

1.   Benefits

     We will pay you our quota share of:

          (a)  the Death Benefits you pay,
          (b)  the Surrender Values you pay,

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          (c)  the Withdrawal Benefits you pay, and
          (d)  the Annuitization Benefits, as specified in Article VII.

2. Commission and Expense Allowances. We will pay you our quota share of the commission and expense allowances as outlined in Schedule D.

3. As-of-processing. We will pay to you our quota share percentage of any loss due to as-of-processing.

4. Compliance and Accounting Fees. We will pay to you our quota share percentage of the compliance and accounting fees as billed.

5. Other Expenses. We will pay to you our quota share percentage of the Other Expenses as billed.


ARTICLE VI

REPORTING

1. You will provide us with information necessary to properly account for the business reinsured. The reporting period shall be as specified in Schedule E.

2. Not later than ten (10) days after the end of each reporting period, you will submit a report substantially in accordance with Schedule C. You agree to provide or make available to us such documentation as may be necessary to support the items reported.

3. Not later than ten (10) days after the end of each reporting period, you will submit reports substantially in accordance with Schedules F and G.

4. Not later than ten (10) days after the end of each reporting period, you will submit a report substantially in accordance with Schedule E.


ARTICLE VII

ANNUITIZATION

1. Any policy annuitizing (going into pay-out status under an immediate annuity plan or settlement option) shall be deemed to be recaptured by you.

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ARTICLE VIII

DEPOSITS OF THE RESERVE

1. We will deposit with you our quota share percentage of the reserves for the business reinsured under this Agreement.

2. For the purpose of this Article, reserves are defined to be the total Accumulated Value of the policies reinsured.


ARTICLE IX

INTEREST CREDIT ON MODIFIED COINSURANCE RESERVE
AND MODIFIED COINSURANCE RESERVE ADJUSTMENT

1. We will receive an interest credit on the modified coinsurance reserve. The amount of the credit will be determined as set forth in Schedule F.

2. You will receive a modified coinsurance reserve adjustment. The amount of the adjustment will be determined as set forth in Schedule G.

3. Both the interest credit and the reserve adjustment will be made at the end of each reporting period.


ARTICLE X

ACCOUNT PAYABLE LIABILITY AND RESERVE BASIS

1. You will set up an Account Payable liability in your financial statements equal to the difference between the total Accumulated Value of the reinsured policies and the total Statutory Reserve of the policies. The amount will be determined as set forth in Schedule G. We will set up an Account Receivable asset equal to the Account Payable liability you set up.

2. For purposes of Section 1 of this Article, you will calculate the Statutory Reserve according to the "Commissioner's Annuity Reserve Valuation Method" as prescribed in the Standard Valuation Law as approved by applicable state laws and regulations.

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ARTICLE XI

SEGREGATED ASSETS

1. The assets held in support of the DIO reserves shall be segregated in such a way as to comply with applicable regulations.


ARTICLE XII

GENERAL PROVISIONS

1. Reinsurance Conditions. The reinsurance is subject to the same terms, limitations and conditions as the insurance under the policy or policies written by you on which the reinsurance is based.

2. Obligations Created by Underlying Policies. All claims made on the underlying policies, when settled by you in good faith will be binding on us. We will be bound to pay our quota share percentage of such settlements and our quota share percentage of expenses incurred in the investigation and settlement of claims or suits. You will advise us promptly of such obligations as they become known to you.

     If you are required by applicable state law to pay interest from a specified date, such as the date of death of an insured, on the contractual benefit of an underlying policy, we will be bound to pay our quota share percentage of such interest.

     You will give us prompt notice of any claim submitted on any underlying policy and prompt notice of any legal proceedings as they become known to you. You will furnish to us copies of documents bearing on such claims or legal proceedings upon request.

     You must promptly notify us of your intent to contest insurance reinsured under this Agreement or to assert defenses to a claim for such insurance. If we agree to participate in and share the expenses of the contest or assertion of defenses, and if your contest of such insurance results in the reduction of liability, we will share in this reduction. Our percentage of the reduction will be our quota share percentage. If we should decline to participate in the contest or assertion of defenses, we will then be released of all our liability by paying you the full amount of reinsurance and not sharing in any subsequent reduction in liability.

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3.   Extra-Contractual Damages. In no event will we have any liability for any
     Extra-Contractual Damages which are rendered against you as a result of acts, omissions or course of conduct committed by you, unless we or one of our affiliated companies were an active party in the act, omission or course of conduct which ultimately resulted in the assessment of such damage in connection with the insurance reinsured under this Agreement.

     We recognize that circumstances may arise under which we, in equity, should share, to the extent permitted by law, in paying certain assessed damages. Such circumstances are difficult to define in advance, but involve those situations in which we were an active party in the act, omission or course of conduct which ultimately resulted in the assessment of such damages. The extent of such sharing is dependent on good faith assessment of culpability in each case, but all factors being equal, the division of any such assessment would be in proportion to what impact our action, omission, or course of conduct had on such damages.

4. Errors and Omissions. Any inadvertent delay, omission or error will not relieve either contracting company from any obligation which would attach to it hereunder if such delay, omission or error is rectified immediately upon discovery. Such rectification will include, but not be limited to, any cost necessary to restore the non-erring company to the position it would have occupied had the error not occurred.

5. Misstatement of Age or Sex. In the event that any obligation arising from an underlying policy is increased or reduced because of a misstatement of age or sex of an insured, our liability with regard to that underlying policy will be increased or reduced accordingly. Any adjustment in reinsurance premium will be made on the same basis as the underlying policy.

6. Inspection. At any reasonable time and with reasonable notice, the contracting companies or their duly authorized representatives may inspect the original papers and any other books or documents at the Home Office of the other relating to or affecting reinsurance under this Agreement.

7. Confidentiality. It is mutually agreed by the contracting companies that any information, documentation and reports that are made available for inspection under this Agreement will be kept confidential and under no circumstances may the information, documentation and reports be disclosed to, or made available for inspection by any third party unless required by law, regulation, a self-regulatory organization or mandated by court order, without the prior consent of the other contracting company, which should not be unreasonably withheld. In the event that confidential information is required to be disclosed under one of the above

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     circumstances, the disclosing company will promptly give written notice of the disclosure to the other company.

8. Choice of Law. If any provision of this Agreement is held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement will not be affected thereby. This Agreement will be construed and enforced in accordance with the applicable federal law and the laws of the state of Iowa.

9. Insolvency of the Reinsured. In the event of your declared insolvency, and the appointment of a domiciliary liquidator, receiver, conservator or statutory successor for you, this reinsurance shall be payable immediately upon demand, with reasonable provision for verification, directly to you or your domiciliary liquidator, receiver, conservator or statutory successor, on the basis of your liability without diminution because of your insolvency or because your liquidator, receiver, conservator or statutory successor has failed to pay all or a portion of any claim.

     Every liquidator, receiver, conservator or statutory successor of yours shall give us written notice of the pendency of a claim involving you indicating which of the policies would involve possible liability on the part of us or to you or your domiciliary liquidator, receiver, conservator or statutory successor, within a reasonable amount of time after the claim is filed in the conservation, liquidation or other proceeding.

     During the pendency of any claim, we may investigate the same and interpose, at our own expense, in the proceeding where that claim is to be adjudicated, any defense or defenses that we may deem available to you, to your policy holder, or to any liquidator, receiver or statutory successor of yours. The expenses thus incurred by us will be chargeable, subject to approval of the applicable court, against you as part of the expense of conservation or liquidation to the extent of a pro rata share of the benefit which may accrue to you as a result of the defense undertaken by us.

     This reinsurance shall be payable directly by us to you or to your domiciliary liquidator, receiver, conservator or statutory successor, except as expressly required otherwise by applicable insurance law.

10. Insolvency of the Reinsurer. In the event of the insolvency, bankruptcy, receivership, rehabilitation or dissolution of the Reinsurer, you may retain all or any portion of any amount then due or which may become due to the Reinsurer under this Agreement and use such amounts for the purposes of paying any and all liabilities of the Reinsurer incurred under this

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     Agreement. When all such liability hereunder has been discharged, you shall pay the Reinsurer, its successor or statutory receiver, the balance of such amounts withheld as may remain.

11. Offset. We and you shall consider any balance due and unpaid, whether on account of premiums, allowances, losses or claims expenses, to be mutual debts or credits under this Agreement and will offset, if permitted under the applicable law. Only the balance will be considered in determining your or our liability under this Agreement.

12. Entire Agreement; Modification. This Agreement constitutes the entire agreement between the contracting companies regarding the subject matter of this Agreement. This Agreement cannot be modified or amended except by written instrument executed by both contracting companies.


ARTICLE XIII

RECAPTURE

1. With the exception of the provisions in Article VII, business reinsured under this Agreement will not be eligible for recapture before 20 years.


ARTICLE XIV

ARBITRATION

1. It is the intention of the contracting companies that the customs and practices of the insurance and reinsurance industry will be given full effect in the operation and interpretation of this Agreement. The contracting companies agree to act in all things with the utmost good faith. If the contracting companies cannot mutually resolve a dispute arising out of or relating to this Agreement, however, the dispute will be decided through arbitration, as set forth below. The arbitrators will base their decision on the terms and conditions of this Agreement plus, as necessary, on the customs and practices of the insurance and reinsurance industry rather than solely on a strict interpretation of applicable law.

2. Any controversy or claim arising out of or relating to this Agreement will be settled by arbitration.

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3.   There must be three arbitrators who will be active, former or retired officers of life insurance companies other than the contracting companies or their subsidiaries or affiliates. Each of the contracting companies will appoint one of the arbitrators and these two arbitrators will select the third.

     In the event either company fails to choose an arbitrator within thirty
     (30) days after the other company has given written notice of its arbitrator appointment, the company which has given written notice may choose two arbitrators who will, in turn, choose a third arbitrator before entering arbitration. If the two arbitrators are unable to agree upon the selection of a third arbitrator within thirty (30) days following appointment, each arbitrator will nominate three candidates within ten days thereafter. The final selection will be made by a court of competent jurisdiction from among the six names submitted by the arbitrators.

4. With regard to (3) above, arbitration must be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association that will be in effect on the date of delivery of demand for arbitration.

5. The contracting companies will pay their respective arbitrator and arbitration expenses. The contracting companies will share the third arbitrator's expenses equally.

6. The award agreed upon by the arbitrators will be final and binding upon the contracting companies, with judgment entered in any court having jurisdiction.


ARTICLE XV

INTEREST CREDITED ON THE POLICIES

1. First year and renewal interest crediting rates for the Declared Interest Option of the policies shall be set in accordance with the provisions of Schedule H.

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ARTICLE XVI

DURATION OF AGREEMENT

1. This Agreement shall be for an Initial Term of five years. Prior to the completion of the Initial Term, this Agreement may be terminated with respect to the submission or acceptance of new policies if there has been a breach or default in the performance of any material covenant or obligation of this Agreement and failure to cure or remedy such breach or default within one hundred and eighty (180) days of the date on which notice of such breach or default and intent to terminate is received, or such longer period as may be specified in such notice. Notice under this provision will be made by certified mail, overnight delivery or hand delivery with proof of receipt.

2. After the Initial Term, submission or acceptance of new business under this Agreement may be terminated at any time by either company giving one hundred and eighty (180) days written notice of termination. Notice under this provision will be made by certified mail, overnight delivery or hand delivery with proof of receipt.

3. During the one hundred and eighty (180) day period after notice of termination pursuant to paragraphs 1 and 2 of this Article XVI, this Agreement will continue to be in force.

4. After termination, the contracting companies are liable under the terms of this Agreement for all underlying policies that became effective prior to termination of this Agreement. After termination, the contracting companies are liable for reinsuring any underlying policy that has an application date on or before the effective date of the termination.

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ARTICLE XVII

MODIFICATION OF ALLOWANCES AND PRODUCT DESIGN

1. All reinsurance premium rates and reinsurance expense allowances specified in this Agreement will be guaranteed until April 1, 2005.

2. After April 1, 2005, the contracting parties shall annually review the actual acquisition and maintenance expense experience to determine if any modifications to the reinsurance expense allowances as shown on Schedule D are required. Any such changes to the allowances would reflect the change in the actual expense experience as consistently allocated. Also, any changes would reflect the intention of the contracting parties to share the expenses consistent with the quota share percentage shown in Schedule B. The revised expense allowances would apply to all business.

3. The contracting parties shall periodically review bond default experience to determine if any modifications to the yield adjustment factors in section H are required. Any such changes to the yield adjustment factors may be influenced by actual company experience or general market trends. The revised yield adjustment factors would apply to all assets.

4. Requested product modifications will be implemented only upon mutual agreement. During the Initial Term of this Agreement, if new terms are not mutually agreed to within one hundred and eighty (180) days after the date the proposal of the new product design changes is made, the contracting parties agree to resolve any dispute about proposed or requested modifications of product design by arbitration pursuant to Article XIV of this Agreement. After the Initial Term, if new terms are not mutually agreed to within one hundred and eighty (180) days after the date any product design changes are proposed, this Agreement will terminate.

5. Nothing in this Agreement will be construed as limiting the right of either company to request the redesign of the products reinsured under this treaty. Examples of reasons that might cause us to request such a redesign include, but would not be limited to: adjusting pricing to take into account emerging experience that is more favorable than that assumed in the pricing; adjusting pricing to compensate for any adverse deviations from pricing assumptions; or accommodating new financial objectives.

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ARTICLE XVIII

EXECUTION

In witness of the above, this Agreement is signed in duplicate at the dates and places indicated and shall be effective as of January 1, 2004.


EquiTrust Life                               Country Life
Insurance Company                            Insurance Company
at West Des Moines, Iowa,                    at Bloomington, Illinois
on ___________________, 20__                 on ___________________, 20__


By:                                          By:
   -----------------------------                -----------------------------

   Name:                                        Name:
        ------------------------                     ------------------------

  Title:                                        Title:
        ------------------------                      -----------------------


By:                                          By:
   -----------------------------                -----------------------------

   Name:                                        Name:
        ------------------------                     ------------------------

   Title:                                       Title:
         -----------------------                      -----------------------

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SCHEDULE A

BUSINESS REINSURED

1. The annuitants must be residents of the United States and issue age 85 or under.

2.   FORM NAME AND TYPE                              FORM NUMBER

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